=====================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

                AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                            (Full title of the Plan)


                       AMERICAN HOME PRODUCTS CORPORATION
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                           Madison, New Jersey  07940
                    (Address of principal executive office)

                                   SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION

                                        (Registrant)



                              By:   /s/ Paul J. Jones

                                   Paul J. Jones
                                   Vice President and Comptroller
Date:     June 26, 1998

                                   SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         AMERICAN HOME PRODUCTS CORPORATION
                         SAVINGS PLAN



                              By:    /s/ Thomas M . Nee

                                     Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee
Date:     June 26, 1998

                       AMERICAN HOME PRODUCTS CORPORATION

                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1997 AND 1996

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS










EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                           DECEMBER 31, 1997 AND 1996

                                     INDEX


                                                            PAGE


Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1997 and 1996                     1 - 2

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 1997                                           3

Notes to Financial Statements                               4 - 8


Supplemental Schedules:

I.    Item 27a - Schedule of Assets Held for
      Investment Purposes as of December 31, 1997           Schedule I

II.   Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1997                  Schedule II

Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1997 and 1996, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

New York, New York
June 26, 1998


AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
DECEMBER 31, 1997


                                                                                           Fidelity
                                                           Fidelity                        International
                            Interest       AHPC Common     Magellan        Fidelity        Growth&Income
                            Income Fund    Stock Fund      Fund            Balanced Fund   Fund

Cash and Cash
  Equivalents               $9,437,192     $920,606        $0              $0              $0

Investments, at
  Market Value              0              457,974,052     141,691,516     140,837,178     40,949,720

Group Annuity and
  Other Investment
  Contracts, at
  Market Value              523,956,853    0               0               0               0


Receivable from
  Employer                  1,474,728      2,818,627       908,580         461,718         302,212

Loans to Plan
  Participants              0              0               0               0               0

Net Assets
  Applicable to
  Participants'
  Equity                    $534,868,773   $461,713,285    $142,600,096    $141,298,896    $41,251,932







The accompanying notes to financial statements are an integral part of this statement.

(Continuation of previous page)

AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMEN OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
 DECEMBER 31, 1997


                            Fidelity
                            Spartan U.S.
                            Equity          Fidelity
                            Index           Low-Priced    MAS Value
                            Fund            Stock Fund    Portfolio     Loan Fund     Total Funds

Cash and Cash
  Equivalents               $0              $0            $0            $0            $10,357,798

Investments, at
  Market Value              324,715,181     25,465,619    9,065,577     0             1,140,698,843

Group Annuity and
  Other Investment
  Contracts, at
  Market Value              0               0             0             0             523,956,853


Receivable from
  Employer                  1,110,027       131,047       53,721        0             7,260,660

Loans to Plan
  Participants              0               0             0             40,951,439    40,951,439
Net Assets
  Applicable to
  Participants'
  Equity                    $325,825,208    $25,596,666   $9,119,298    $40,951,439   $1,723,225,593








The accompanying notes to financial statements are an integral part of this statement.


AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
DECEMBER 31, 1996

                                                                         Fidelity
                                       Interest         AHPC Common      Magellan        Fidelity
                                       Income Fund      Stock Fund       Fund            Balanced Fund

Cash and Cash
  Equivalents                          $16,207,238      $3,961,960       $0              $0

Investments, at
  Market Value                         0                367,146,541      80,661,633      112,700,481

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                         526,842,569      0                0               0


Receivable from
  Employer                             1,550,039        1,884,720        772,297         472,789

Loans to Plan
  Participants                         0                0                0               0


Net Assets
  Applicable to
  Participants'
  Equity                               $544,599,846     $372,993,221     $81,433,930     $113,173,270


The accompanying notes to financial statements are an integral part of this statement.

(Continuation of previous page)

AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
DECEMBER 31, 1996

                                       Fidelity         Fidelity
                                       International    Spartan U.S.
                                       Growth&Income    Equity Index
                                       Fund             Fund           Loan Fund           Total Funds

Cash and Cash
  Equivalents                          $0               $0             $0                    $20,169,198

Investments, at
  Market Value                         26,470,820       214,614,537    0                     801,594,012

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                         0                0              0                     526,842,569


Receivable from
  Employer                             246,850          888,872        0                     5,815,567

Loans to Plan
  Participants                         0                0              37,843,907            37,843,907


Net Assets
  Applicable to
  Participants'
  Equity                               $26,717,670      $215,503,409   $37,843,907           $1,392,265,253


The accompanying notes to financial statements are an integral part of this statement.


AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                          Fidelity
                                                                                          International
                                  Interest      AHPC          Fidelity      Fidelity      Growth &
                                  Income        Common        Magellan      Balanced      Income
                                  Fund          Stock Fund    Fund          Fund          Fund

ADDITIONS:


Participant Contributions         $23,346,897   $27,118,422   $16,236,729   $8,799,224    $5,699,024


Employer Contributions            8,570,424     11,280,796    4,801,033     2,441,595     1,767,587


Dividend Income on Investments    0             9,952,239     8,268,270     16,869,053    2,454,197


Interest on Group Annuity and

Other Investment Contracts and

Cash Equivalents                  34,316,861    273,302       0             0             0


Net (Depreciation) Appreciation
on Investments                    (2,870)       109,308,369   15,440,181    9,369,078     (534,813)

Transfer in (out) of Plan, net    (5,883,575)   (13,502,633)  18,377,630    (1,366,897)   5,403,464
(Note 1)

Loans Originated                  (7,389,334)   (6,420,268)   (1,727,091)   (1,316,681)   (394,398)


        Total Additions           52,958,403    138,010,227   61,396,752    34,795,372    14,395,061


DEDUCTIONS:


Benefits Paid to Participants     (54,926,115)  (21,185,862)  (5,930,267)   (8,508,048)   (1,393,414)

Loan Repayments, Including        7,058,304     5,093,472     1,389,237     1,121,187     463,885
Interest


        Total Deductions          (47,867,811)  (16,092,390)  (4,541,030)   (7,386,861)   (929,529)


Interfund Transfers               (14,821,665)  (33,197,773)  4,310,444     717,115       1,068,730

Net (Deductions) Additions        (9,731,073)   88,720,064    61,166,166    28,125,626    14,534,262


Net Assets Applicable to

Participants'Equity:


Beginning of Year                 544,599,846   372,993,221   81,433,930    113,173,270   26,717,670
End of Year                       $534,868,773  $461,713,285  $142,600,096  $141,298,896  $41,251,932


The accompanying notes to financial statements are an integral part of this statement.

(Continuation of previous page)

AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1997


                                  Fidelity      Fidelity
                                  Spartan U.S.  Low-Priced   MAS Value
                                  Equity Index
                                  Fund          Stock Fund   Portfolio   Loan Fund     Total Funds

ADDITIONS:

Participant Contributions         $20,166,859   $902,226     $401,191    $0            $102,670,572

Employer Contributions            5,653,277     190,944      80,721      0             34,786,377

Dividend Income on Investments    6,862,206     1,106,080    869,375     0             46,381,420

Interest on Group Annuity and
Other Investment Contracts and
Cash Equivalents                  0             0            0           0             34,590,163

Net (Depreciation) Appreciation
on Investments                    67,466,200    (9,869)      (769,639)   0             200,266,637

Transfer in (out) of Plan, net    17,238,053    0            0           440,626       20,706,668
(Note 1)

Loans Originated                  (2,584,965)   (87,397)     (37,408)    19,957,542    0
        Total Additions           114,801,630   2,101,984    544,240     20,398,168    439,401,837

DEDUCTIONS:

Benefits Paid to Participants     (16,409,301)  (189,605)    (12,643)    (3,041,097)   (111,596,352)

Loan Repayments, Including        2,161,439     81,175       35,695      (14,249,539)  3,154,855
Interest


        Total Deductions          (14,247,862)  (108,430)    23,052      (17,290,636)  (108,441,497)

Interfund Transfers               9,768,031     23,603,112   8,552,006   0             0

Net (Deductions) Additions        110,321,799   25,596,666   9,119,298   3,107,532     330,960,340

Net Assets Applicable to
Participants'Equity:

Beginning of Year                 215,503,409   0            0           37,843,907    1,392,265,253


End of Year                       $325,825,208  $25,596,666  $9,119,298  $40,951,439   $1,723,225,593


The accompanying financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 -   PLAN DESCRIPTION


The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

General


The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHP" or the "Company") and became effective on April 1, 1985. Full or part-time (U.S.
paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code").

AHP acquired the remaining equity interest in Genetics Institute, Inc. in December 1996. Accordingly, effective July 1, 1997, the Genetics Institute 401(k) Savings and Investment Plan (the "GI Plan") was merged into the Plan. Participants that transferred balances into the Plan became fully vested in Company contributions at the time of the merger. Future Company matching contributions will vest according to the Plan's provisions.
In February 1997, the Company completed the acquisition of the worldwide animal health business of Solvay S.A. As a result, the Plan was amended to accept rollovers from the Solvay America Savings Plan.

The assets attributable to the participants of the American Home Foods business were transferred out of the Plan in March 1997 as a result of the Company's sale of the majority interest in that business.

Contributions


Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both.

AHP will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service


Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the matching contribution according to the following schedule:

                                                    Vesting
                  Years of Continuous Service       Percentage


                    1 year completed                  0%
                    2 years completed                25%
                    3 years completed                50%
                    4 years completed                75%
                    5 years completed               100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. As of December 31, 1997, the amount of forfeitures available to offset future Company contributions totaled $459,590.

Distributions


Participants are entitled to withdraw all or any portion of their after-tax contribution account. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHP Savings Plan Committee (the "Committee"). Participants are limited to one hardship and one non-hardship withdrawal each year. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which were credited to their accounts on or after January 1, 1988.
Upon termination of employment, participants are entitled to a lump sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $3,500 and the participant is less than 70 1/2 years of age.

Loans


Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan


The Plan was amended in 1997 to allow two new investment options and effect certain other administrative changes. The Plan was also amended in 1997 in connection with the GI Plan transfer of assets and liabilities to the Plan, in order to protect the benefits and rights attributable to the transferred participants. In addition, the Plan was amended to accept rollovers from the Solvay America Savings Plan and to provide service credit for Solvay employees for vesting purposes.

NOTE 2 - ACCOUNTING POLICIES


Investment Valuation


AHP's common stock is recorded at fair market value at December 31. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31. The contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates market value.

Investment transactions are recorded on a trade date basis.   Net realized gains
and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation (depreciation) on investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation (depreciation) on investments in the Statement of Changes in Net Assets Applicable To Participants' Equity.


Administrative Costs


All costs and expenses of administering the Plan are paid by AHP.

Receivable from Employer


The receivable from the employer at December 31, 1997 and 1996 represents employer and employee contributions and loan repayments withheld from employees but not remitted to the Trustee until after the Plan's year-end.


Use of Estimates


The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENT ELECTIONS


Participants can elect to invest amounts credited to their account in any of eight investment funds. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

   Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA - or higher by Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.60% for 1997.

    AHPC Common Stock Fund - consists primarily of AHP common stock. Purchases and sales of AHP common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

    Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

    Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the fund's assets in fixed income senior securities.

   Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

    Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

    Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, that invests primarily in undervalued domestic and international small capitalization equities.

    MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies considered undervalued.

NOTE 4 - MANAGEMENT OF THE PLAN


The Plan is administered by the Committee, which was appointed by the Board of Directors of AHP. Fidelity Management Trust Company was appointed by the Committee as Trustee and recordkeeper.

NOTE 5 - FEDERAL INCOME TAX STATUS


The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION


Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - SUBSEQUENT EVENT


In connection with the sale of the Sherwood-Davis & Geck medical devices business effective February 27, 1998, the assets attributable to participants from the medical devices business were transferred out of the Plan in March 1998.

NOTE 8 - INVESTMENTS
The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:
                                            1997                  1996


AHPC Common Stock, 5,987,343 and
6,262,368 shares, respectively              $457,974,052          $367,146,541
Fidelity Magellan Fund                      141,691,516           80,661,633
Fidelity Balanced Fund                      140,837,178           112,700,481
Fidelity Spartan U.S. Equity
Index Fund                                  324,715,181           214,614,537


                                                                                                            SCHEDULE I

              American Home Products Corporation Savings Plan
                    Item 27a - Schedule of Assets Held
                          for Investment Purposes
                          As of December 31, 1997
                Employer Identification Number - 13-2526821
                            Plan Number  - 045


                                                                                    COST/
IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT                    CONTRACT VALUE    CURRENT VALUE


GROUP ANNUITY AND INVESTMENT

CONTRACTS:


Allstate Life Insurance
                                   GIC  6.30% Due 9/15/00                        $5,748,096        $5,748,096
                                   GIC  6.75% Due 3/15/02                        27,489,171        27,489,171

American International
Life
                                   GIC  7.02% Due 7/01/99                         4,553,279         4,553,279
                                   GIC  5.53% Maturing through 12/15/98          30,603,028        30,603,028


John Hancock Mutual LIfe
Insurance                          GIC  6.97% Due  7/01/98                        5,572,993         5,572,993
                                   GIC  7.25% Maturing through 7/01/99           11,115,614        11,115,614
                                   GIC  5.80% Due  12/15/00                      34,089,345        34,089,345
                                   GIC  7.05% Due  9/28/01                       21,249,684        21,249,684
Metropolitan Life
Insurance
                                   GIC  5.71% Due  3/02/98                        9,257,642         9,257,642
                                   GIC  6.38% Maturing through 6/15/00           23,279,514        23,279,514
                                   GIC  7.00% Due  12/15/02                      20,398,843        20,398,843

New York Life Insurance
                                   GIC  7.47% Maturing through 9/15/99           53,893,177        53,893,177
                                   GIC  6.00% Due 12/29/98                       11,355,001        11,355,001


Pacific Mutual Life
Insurance
                                   GIC  6.06% Due 6/30/01                        13,404,069        13,404,069
                                   GIC  7.05% Due 6/15/02                        10,788,239        10,788,239
                                   GIC  6.73% Due 9/15/02                        26,315,091        26,315,091

Peoples Security Life
Insurance
                                   GIC 7.80% Due 3/15/98                         12,787,716        12,787,716
                                   GIC 8.15% Maturing through 10/1/99            25,161,420        25,161,420
                                   GIC 6.10% Maturing through 9/15/01            13,419,053        13,419,053
                                   GIC 6.74% Due 6/15/00                         23,604,873        23,604,873

Principal Mutual Life
Insurance
                                   GIC 5.65% Maturing through 12/31/02           27,607,742        27,607,742
                                   GIC 6.40% Maturing through 12/15/01           45,947,131        45,947,131

  (SCHEDULE
     I -
  CONTINUED)
               American Home Products Corporation Savings Plan
                      Item 27a - Schedule of Assets Held
                           for Investment Purposes
                           As of December 31, 1997
                 Employer Identification Number - 13-2526821
                              Plan Number  - 045


                                                                                                    COST/
IDENTITY OF ISSUER:                              DESCRIPTION OF INVESTMENT                      CONTRACT VALUE   CURRENT VALUE


GROUP ANNUNITY AND INVESTMENT CONTRACTS

(CONTINUED):


Prudential Insurance Company of America
                                                  GIC 7.80% Due 3/15/98                          $19,177,628     $19,177,628
                                                  GIC 7.07% Maturing through 12/30/98             11,182,545      11,182,545

Security Life of Denver
                                                  GIC 7.05% Due 6/15/02                           15,597,900      15,597,900

Transamerica Life and Annuity
                                                  GIC 6.24 % Maturing through 9/15/00             20,358,059      20,358,059


           Total Group Annuity and Other Investment Contracts                                   $523,956,853    $523,956,853



* American Home Products Corp. Common
Stock                                            5,987,343  shares                              $298,938,589    $457,974,052




MUTUAL FUNDS:

*Fidelity Management Trust Company           Magellan Fund
                                                  1,487,263  shares                             $127,276,942    $141,691,516



*Fidelity Management Trust Company           Balanced Fund
                                                  9,223,129  shares                             $128,740,426    $140,837,178



*Fidelity Management Trust Company           International Growth & Income Fund
                                                  2,078,666  shares                             $40,700,304     $40,949,720



*Fidelity Management Trust Company           Spartan U.S. Equity Index Fund
                                                  9,282,881  shares                             $232,730,183    $324,715,181



*Fidelity Management Trust Company                Low-Priced Stock
                                                  1,013,355 shares                              $25,516,214     $25,465,619



Miller, Anderson & Sherrerd                       MAS Value Portfolio
                                                  507,023 shares                                $9,880,348      $9,065,577



LOANS RECEIVABLE:

Loans to Plan Participants                       Rates ranging from 6.5% to 11.5%
                                                  Due through 2014                              $40,951,439     $40,951,439


* Represents a party-in-interest
to the Plan.

  The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE II
AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 1997
EMPLOYER IDENTIFICATION NUMBER - 13-2526821
PLAN NUMBER - 045

                                                                                  (F) EXPENSES
                                                                                  INCURRED
    (A&B)  IDENTITY OF PARTY AND      (C) PURCHASE    (D) SELLING     (E) LEASE   WITH
           DESCRIPTION OF ASSET        PRICE           PRICE          RENTALS     TRANSACTION


AHPC
COMMON STOCK
254 PURCHASES                         $230,225,388    $0               $0         $0
254 SALES                              0              261,121,385       0          0


FIDELITY INSTITUTIONAL MONEY
MARKET FUND
218 PURCHASES                         $315,447,583    $0               $0         $0
233 SALES                              0              317,226,121       0          0


FIDELITY MAGELLAN FUND
253 PURCHASES                         $78,785,580      $0              $0         $0
251 SALES                              0               3,322,024        0          0


FIDELITY SPARTAN U.S. EQUITY INDEX
FUND
253 PURCHASES                         $115,334,992    $0               $0         $0
251 SALES                              0              72,723,296        0          0


(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5% OF THE TOTAL PLAN NET ASSETS AS OF THE BEGINNING OF THE PLAN YEAR.

The accompanying notes to financial statements are an integral part of this schedule.

(Continuation of previous page)

SCHEDULE II
AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 1997
EMPLOYER IDENTIFICATION NUMBER - 13-2526821
PLAN NUMBER - 045

                                                             (H) CURRENT
                                                             VALUE OF
                                                             ASSET ON
    (A&B)  IDENTITY OF PARTY AND            (G) COST OF      TRANSACTION        (I) NET GAIN
           DESCRIPTION OF ASSET             ASSET            DATE               (LOSS)

AHPC
COMMON STOCK
254 PURCHASES                               $230,225,388     $230,225,388       $0
254 SALES                                   208,016,242      261,121,385        53,105,143


FIDELITY INSTITUTIONAL MONEY
MARKET FUND
218 PURCHASES                               $315,447,583     $315,447,583       $0
233 SALES                                   317,226,121      317,226,121         0


FIDELITY MAGELLAN FUND
253 PURCHASES                               $78,785,580      $78,785,580        $0
251 SALES                                   812,916          3,322,024          2,509,108

FIDELITY SPARTAN U.S. EQUITY INDEX
FUND
253 PURCHASES                               $115,334,992     $115,334,992       $0
251 SALES                                   58,760,378       72,723,296         13,962,918


(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5% OF THE TOTAL PLAN NET ASSETS AS OF THE BEGINNING OF THE PLAN YEAR.

The accompanying notes to financial statements are an integral part of this schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements Nos. 33-45324 and 33-57339 and Form S-8 Registration Statements Nos. 2-96127, 33-24068, 33-53733, 33-41434, 33-
55449, 33-45970, 33-14458, 33-50149, 33-55456 and 333-15509.


                                          ARTHUR ANDERSEN LLP

New York, New York
June 26, 1998